Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

ANNOUNCEMENT

MONTREAL, Quebec, Canada, March 30, 2009 - It is with great sadness that Richmont Mines Inc. ("Richmont") (TSX/NYSE Amex: RIC), announces that Mr. Jean-Guy Rivard, founder and Chairman of the Board of Directors died suddenly in his vacation home on Saturday, March 28, 2009 in the morning. He was 75 years old.

Mr. Rivard founded Richmont in 1981 with the dream of building a profitable gold producing company. Under his leadership, Richmont built a highly-commendable track record with the development of six producing underground gold mines in Canada which produced in total more than one million ounces of gold during his tenure, formed a devoted team of more than 300 employees and maintained a solid balance sheet that enables continued growth.

Jean-Guy was known for his leadership, his business skills and his charisma. Most importantly, he was a great husband, father, grandfather and friend. He will be greatly missed by all who had a chance to know him and work with him.

Mr. Jean-Guy Rivard was also President and CEO and Chairman of Louvem Mines Inc. ("Louvem") (TSX Venture Exchange: LOV), a 70% owned subsidiary of Richmont. The Board of Directors of Richmont and Louvem will announce an interim Chairman in the very near future.

Funeral arrangements are pending and will be announced by the family.

The Board of Directors	The Board of Directors
Richmont Mines Inc.	Louvem Mines Inc.

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont's strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

For more information, please contact:

Richmont Mines Inc.
Phone: 819 797-2465	Ticker symbol: RIC
Fax: 819 797-0166	Listings: TSX/NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com